Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
HMN Financial, Inc.:
We consent to the incorporation by reference in the Registration Statements (No. 333-64232 and No. 333-158893) on Form S-8 of HMN Financial, Inc. of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
June 28, 2010